FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 12, 2015

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of shares of Toppan CFI (Taiwan) Co., Ltd.” dated February 12, 2015

2.	Taiwan Stock Exchange filing entitled, “Increase capital expenditure budget and revise down the budgeted capital expenditures approved by the Board” dated February 12, 2015.

3.	Taiwan Stock Exchange filing entitled, “The Board resolved to donate to BenQ Foundation to promote art and educational programs.” dated February 12, 2015

4.	Taiwan Stock Exchange filing entitled, “To announce according to "Handling Procedures for Providing Endorsements and Guarantees for Third Parties" of the company” dated February 12, 2015.

5.	Taiwan Stock Exchange filing entitled, “To announce the purchase of equipment.” dated February 12, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 12, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
February 12, 2015
English Language Summary

  Subject: To announce the acquisition of shares of Toppan CFI (Taiwan) Co., Ltd.

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2015/02/12

Contents:
1.     Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
        Common shares of Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”)
2.     Date of occurrence of the event:2015/02/12
3.     Volume, unit price, and total monetary amount of the transaction:
Volume: 477,513thousand shares
Unit price: NT$9.2741 per share
Total monetary amount: NT$4,428,507,176
4.     Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Toppan Printing Co., Ltd.; None
5.     Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N.A.
6.     Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N.A.
7.     Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N.A.
8.     Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and

    explained): N.A.
9.     Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the agreement
10.   The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
Resolved by the Board
11.   Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume (including the current trade): 936,300 thousand shares
Current cumulative amount (including the current trade): NT$9.42billion
Shareholding percentage of holdings (including the current trade): 100%
12.   Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Current ratio of long or short term securities investment (including the current trade) to the total assets: 4.09%
Current ratio of long or short term securities investment (including the current trade) to the shareholder's equity on the consolidated financial statements:10.62%
The operational capital on the standalone financial statements: NT$13.17billion
13.   Broker and broker's fee:N.A.
14.   Concrete purpose or use of the acquisition or disposition: Long-term investment
15.   Net worth per share of company underlying securities acquired or disposed of: NT$10.9107
16.   Do the directors have any objection to the present transaction?:No
17.   Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.   Any other matters that need to be specified:None12.Any other matters that need to be specified:N/A

Item 2

AU Optronics Corp.
February 12, 2015
English Language Summary

  Subject: Increase capital expenditure budget and revise down the budgeted capital expenditures approved by the Board
  Regulation: Published pursuant to Article 4-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
  Date of Events: 2015/02/12

Contents:
1.     Date of the resolution by the board of directors or shareholders’ meeting:2015/02/12
2.     Content of the investment plan:
The Board of the Company approved the amount of NT$51.53 billion in capital expenditure budget and revised down the budgeted capital expenditures by NT$2.71 billion according to the actual capital expenditures incurred.
3.     Anticipated date of the investment:2015/02/12
4.     Source of funds:Working Capital
5.     Concrete purpose/objective:
The capital expenditures will be mainly used to adjust, enhance and build the technology and production capacity of the Company.
6.     Any other matters that need to be specified:
(1)The budget execution of the Company will be subject to customer demand and market situation, and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.
(2)On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$17 billion in 2014.

Item 3
AU Optronics Corp.
February 12, 2015
English Language Summary

  Subject: The Board resolved to donate to BenQ Foundation to promote art and educational programs.
  Regulation: Published pursuant to Article 4-43 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
  Date of Events: 2015/02/12

Contents:
  1.   Date of occurrence of the event:2015/02/12
  2.   The reason for the donation:To support BenQ Foundation to promote social responsibility activities and educational programs.
  3.   The total amount of the donation:NT$3,500,000
  4.   Counterparty to the donation:BenQ Foundation
  5.   Relationship to the Company:The related party of the Company.
  6.   Name and resume of the independent director that expressed objection or reservation:None.
  7.   Contents of the objection or reservation:NA
  8.   Any other matters that need to be specified:None.

Item 4

AU Optronics Corp.
February 12, 2015
English Language Summary

Subject: To announce according to "Handling Procedures for Providing Endorsements and Guarantees for Third Parties" of the company
Regulation: Published pursuant to Article 4-22 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2015/02/12

Contents:
  1.   Date of occurrence of the event:2015/02/12
  2.   The company name of the party for whom the endorsements/guarantees were made; its relationship with the Company; the ceiling on the endorsements/guarantees;the original amount of endorsements/guarantees;
    the amount of the current additional endorsements/guarantees;
    the amount of endorsements/guarantees as of the date of occurrence of the event; the actual loaned amount of the company who was made the endorsements/guarantees; the reason for the current additional endorsements/guarantees:
  (1)  the company name:AU Optronics (Kunshan) Co., Ltd.
  (2)  relationship:a subsidiary 51% owned by the Company
  (3)  the ceiling on the endorsements/guarantees:NTD 90,487,520 thousand.
  (4)  the original amount of endorsements/guarantees:NTD 0.
  (5)  the amount of the current additional endorsements/guarantees: NTD 15,437,394 thousand.
  (6)  the amount of endorsements/guarantees as of the date of occurrence of the event：NTD 15,437,394 thousand.
  (7)  the actual loaned amount of the company who was made the endorsements/guarantees：NTD 0.
  (8)  the reason for the current additional endorsements/guarantees: To reinforce credit facility of the long-term borrowings.
  3.   Content and value of collaterals provided by the party for whom the endorsements/guarantees were made:NA
  4.  Capital and accumulated profit/loss for whom the endorsements/guarantees were made according to its latest financial report:

(1)  Capital：NTD 10,377,277 thousand
(2)  accumulated profit/loss：NTD 41,247 thousand
5.   Terms/conditions and date of release of the Company's endorsement/guarantee obligations: pursuant to the contract
6.   The total amount of ceiling on endorsement/guarantee:NTD 180,975,039 thousand.
7.   The total amount of endorsements/guarantees as of the date of occurrence of the event:NTD 61,968,977 thousand.
8.   The ratio of the amount of endorsements/guarantees to the Company's net worth according to the latest financial report as of the date of occurrence of the event:34.24%
9.   The ratio of the aggregate amount of long term investments, endorsements/guarantees, and monetary loans extended to others to the Company's net worth according to the latest financial report:11.36%
10. Any other matters that need to be specified:None.

Item 5
AU Optronics Corp.
February 12, 2015
English Language Summary

Subject: To announce the purchase of equipment
Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2015/02/12

Contents:
1.     Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Equipments and facilities for TFT-LCD manufacturing.
2.     Date of the occurrence of the event 2014/12/04~2015/02/12
3.     Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:unit price, total transaction price:
NT$ 722,128 thousand/set and NT$ 722,128 thousand totally.
4.     Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
DAIFUKU CO., LTD.
5.     Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A
6.     Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A
7.     Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A
8.     Terms of delivery or payment (including payment period and monetary amount):Payment in installments.
9.     The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price comparison and price negotiation.

10.   Name of the professional appraisal institution and its appraisal amount:N/A
11.   Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A
12.   Is the appraisal report price a limited price or specific price?:N/A
13.   Has an appraisal report not yet been obtained?:N/A
14.   Reason an appraisal report has not yet been obtained:N/A
15.   Broker and broker's fee:N/A
16.   Concrete purpose or use of the acquisition or disposition: manufacturing.
17.   Do the directors have any objection to the present transaction?:N/A
18.   Any other matters that need to be specified:
The Company has released related information about the capital expenditure budget in accordance with the regulations.